UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2020
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 4Q19 Reported Gross Bookings Up 6% Year-Over-Year and 26% on an FX Neutral Basis

BRITISH VIRGIN ISLANDS, Latin America--(BUSINESS WIRE)--March 5, 2020--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three-months and fiscal year ended December 31, 2019. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

Fourth Quarter 2019 Key Financial and Operating Highlights

(For definitions, see page 12)

● Gross bookings on an FX neutral basis increased 26% year-over-year (YoY) and as reported 6% year-over-year (YoY) to $1.3 billion

● Revenues were up 34% on an FX neutral basis and 10% as reported to $145.6 million

● Transactions and Room Nights up 7% and +3% YoY, respectively.

● Share of mobile transactions up 466 basis points (bps) YoY, accounting for 41% of total transactions

● Net Promoter Score (NPS) down 50 bps YoY

● Packages, Hotels and Other Travel Products accounted for 63% of total revenue, up 130 bps when compared to 4Q18

● Excluding Extraordinary Charges, Adjusted EBITDA was $12.5 million. Reported Adjusted EBITDA was $8.3 million compared to $13.9 million in 4Q18.

● Operating cash flow of $15.3 million in 4Q19, compared to use of cash of $5.4 million in 4Q18

● Successful launch of Loyalty Program in Brazil

● Restructuring expenses mainly related to efficiency gains in support areas and fulfillment centers as a cost saving effort without hindering growth

Key Recent Business Events

● On January 27, 2020 Despegar agreed to acquire 100% of Best Day Travel Group, a leading online travel agency in Mexico, for a total consideration of approximately $136 million

● On February 14, 2020 the Company launched a co-branded credit card jointly with Banco Santander in Brazil

● On January 21, 2020 Despegar entered into a 10-year commercial partnership agreement with Tarjeta Naranja S.A., the leading branded proprietary credit card issuer in Argentina, and subsidiary of Grupo Financiero Galicia S.A.

Message from CEO

“We are pleased with the strong fourth quarter results and the successful execution of our strategic initiatives.

During the quarter Gross Bookings and Revenue increased 26% and 34%, respectively, on a FX neutral basis. Additionally, Packages, Hotels and Other Travel Products accounted for 63% of total revenue, up 130 bps when compared to 4Q18, contributing to a 10% increase in revenues. Additionally, we gained 20bps of market share as the industry contracted in a low single digits range.

We have made significant achievements in the implementation of our strategy which was discussed at our recent Investor Day. We announced the acquisition of BestDay in Mexico, which will allow us not only to expand our presence in Mexico but also to strengthen our non-air share and to develop new capabilities both on the B2C and B2B verticals. We launched our loyalty program in Brazil which is a medium-term growth enabler. As the Partner of Choice in the region, we are entering into strategic agreements with very relevant industry companies, such as the introduction of a co-branded credit card in Brazil with Banco Santander and a commercial partnership with Tarjeta Naranja in Argentina. Additionally, we are also pleased by the benefits from our investment in brand building which is being reflected in increased use of our Mobile app which accounted for 41% of transactions in the fourth quarter.

The quarter and year, were not without some external challenges and some of them are expected to carry over into the first quarter. Nevertheless, looking ahead we remain focused on strengthening our business through targeted investments, maintaining a healthy balance sheet and a very focused integration strategy for both Viajes Falabella and Best Day.”

Operating and Financial Metrics Highlights
(In millions, except as noted)
	4Q19	4Q18	% Chg	2019	2018	% Chg
Operating metrics
Number of transactions	2.9	2.7	7%	10.7	10.4	3%
Gross bookings	1,280.9	$1,207.2	6%	4,734.3	$4,715.3	0%
Mix of mobile transactions	41%	36%	+466 bps	39%	34%	+508 bps
Financial metrics
Revenues	$145.6	$132.5	10%	$524.9	$530.6	(1%)
Air	$53.3	$50.3	6%	$201.6	$214.8	(6%)
Packages, Hotels & Other Travel Products	$92.3	$82.3	12%	$323.2	$315.8	2%
Net income (loss)	($2.6)	$3.0	n.m.	($20.9)	$19.2	n.m.
Adjusted EBITDA	$8.3	$13.9	(40%)	$25.6	$67.6	(62%)
EPS Basic	($0.04)	$0.04	n.m.	($0.30)	$0.28	n.m.
EPS Diluted	($0.04)	$0.04	n.m.	($0.30)	$0.27	n.m.
Extraordinary Charges
One time severance expense	(2.2)			(2.2)	(0.8)
Bad Debt due to Exposure to Avianca Brasil (4Q- G&A Impact)	(2.0)			(2.0)
Charges from Exposure to Avianca Brasil (2Q - CoR Impact)				(1.6)
Rebranding Charges (2Q)				(8.6)
Adjusted EBITDA (Excl. Extraordinary Charges)	$12.5	$13.9	(10%)	$40.0	$68.4	(42%)
EPS Basic (Excl. Extraordinary Charges)	0.01	0.04	(75%)	(0.13)	0.29	(145%)
EPS Diluted (Excl. Extraordinary Charges)	0.01	0.04	(75%)	(0.13)	0.28	(146%)

Overview of Fourth Quarter 2019 Results

Key Operating Metrics
(In millions, except as noted)
	4Q19		4Q18		% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$1,280.9		$1,207.2		6%	26%
Average selling price (ASP) (in $)	$449		$451		(1%)	18%
Number of Transactions by Segment & Total
Air	1.7	58%	1.6	58%	6%
Packages, Hotels & Other Travel Products	1.2	42%	1.1	42%	7%
Total Number of Transactions	2.9	100%	2.7	100%	7%

Fourth quarter 2019 results include three-months of operations from Viajes Falabella in Chile, Argentina Colombia and Peru.

Transactions rose 7% YoY to 2.9 million in 4Q19, and FX neutral gross bookings increased 26% YoY. As reported gross bookings increased 6% YoY to $1,280.9 million in 4Q19. The Company outperformed the Latin America air travel industry which experienced a single digit contraction in the fourth quarter in terms of gross bookings. This industry contraction is mostly explained by the macro volatility and currency depreciation experienced in the Company’s key markets, particularly Argentina and to a lesser extent Brazil. Additionally, social unrest in Chile throughout October and the beginning of November significantly contributed to the shrinkage of the travel industry in that country.

The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

The share of higher-margin Packages, Hotels and Other Travel Products transactions in 4Q19 were flat YoY at 42% and increased 30 bps in Gross Bookings.

While Despegar remains committed to enhancing customer satisfaction, a key strategic priority, NPS in 4Q19 decreased 50 basis points YoY. This was mainly due to several contingencies in the Air segment such as the cessation of operations of a peruvian airline together with, flight cancellations and reschedulings due to adverse climate conditions and social developments.

The average selling price (“ASP”) in 4Q19 increased 18% YoY on an FX neutral basis and decreased 1% on a reported basis to $449 per transaction. This FX neutral increase was largely driven by the acquisition of Viajes Falabella which sells higher ASP products and Despegar’s stand alone mix shift to packages, partially offset by a mix shift from international to domestic transactions in Brazil.

Despegar continues to drive mobile transaction growth, with total downloads exceeding 60 million at quarter end 4Q19. The number of mobile transactions increased 466 basis points YoY, with 41% of all transactions completed on the mobile platform.

Geographic Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
4Q19 vs. 4Q18 - As Reported

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	13%	2%	8%	7%
Gross Bookings	13%	(1%)	9%	6%
ASP ($)	0%	(2%)	1%	(1%)
Revenues				10%
Gross Profit				14%
4Q19 vs. 4Q18 - FX Neutral Basis

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	13%	2%	8%	7%
Gross Bookings	81%	7%	12%	26%
ASP ($)	61%	5%	4%	18%
Revenues				34%
Gross Profit				34%

During 4Q19, Brazil, Despegar´s largest market, accounting for 39% of total orders, reported a YoY increase of 2% in transactions, despite a significant capacity contraction in international air travel in the quarter. Gross bookings rose 7% YoY on an FX neutral basis, and decreased 1% as reported. Reported ASPs decreased 2% YoY (+5% FX neutral) as package transactions grew 8% shifting however from international to domestic. Additionally, Brazilian real depreciation of 7% YoY impacted ASPs leading to a slight contraction in as reported Gross Bookings.

In Argentina, on December 23, 2019, the Government imposed a new duty, which taxes at 30% any purchases of goods from abroad and services to be provided outside the country, including accommodations. This new tax also impacts the purchase of international passenger transport services. The estimated advancement of travel purchases before the implementation of this new tax led to a 13% increase in transactions. On a reported basis, gross bookings and ASPs in Argentina increased YoY by 13% and 1%, respectively. On an FX neutral basis, gross bookings increased 81% YoY and ASPs rose 61%.

Across the Rest of Latin America, Despegar reported an increase of 8% in transactions and 9% in gross bookings, while ASPs increased 1% year-over-year to $432 reflecting growth in ASP in international travel in Mexico. Good overall performance in Mexico more than offset a significant industry contraction in Chile due to the social unrest that the country experienced towards the end of 2019. On an FX neutral basis, gross bookings rose 12%, while ASPs increased 4%.

Revenue

Revenue Breakdown[1]

	4Q19		4Q18		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Air	$53.3	37%	$50.3	38%	6%
Packages, Hotels & Other Travel Products	$92.3	63%	$82.3	62%	12%
Total revenue	$145.6	100%	$132.5	100%	10%
Revenue per transaction (in $)
Air	$32.2		$32.3		(0%)
Packages, Hotels & Other Travel Products	$77.1		$73.5		5%
Total revenue per transaction	$51.0		$49.5		3%

Total revenue margin	11.4%		11.0%		+39 bps
1.Net of sales tax

Revenues increased 34% YoY on a FX neutral basis in 4Q19. As reported revenues, increased 10% to $145.6 million, from $132.5 million in 4Q18, reflecting solid growth in Packages, Hotels & Other Travel Products as well as revenue management actions put in place. Revenue margin increased 39 basis points YoY, to 11.4% in the quarter driven by growth in transactions of higher-margin stand-alone Packages, the positive impact from Viajes Falabella and increased customer fees. This more than offset: i) reduction in revenue margin due to the implementation of the new Loyalty Program in Brazil; and ii) a reduction in air supplier volume bonuses.

● Air segment revenue was $53.3 million in 4Q19, increasing 6% year-over-year from $50.3 million in the year-ago quarter. Higher revenues from air sales was driven by a selective increase in customer fees across all markets, particularly in Mexico and Argentina, along with a 6% increase in total air transactions resulting in air market share gains.

● Packages, Hotels & Other Travel Products segment revenue increased 12% in 4Q19 to $92.3 million, from $82.3 million in the year-ago quarter. Transactions increased 7% YoY. Revenues per transaction increased 5% YoY, as both Accommodation Services and Package revenues grew this quarter. The share of Packages, Hotels and Other Travel Products increased 130 bps YoY to 63% of total revenues in 4Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	4Q19	4Q18	% Chg
Revenue	$145.6	$132.5	10%
Cost of Revenue	$51.4	$49.7	3%
% of revenues	35.3%	37.5%	(222) bps
Gross Profit	$94.2	$82.8	14%
Gross Profit Margin	64.7%	62.5%	+222 bps

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, increased 3% YoY to $51.4 million in 4Q19 from $49.7 million in 4Q18. As a percentage of revenue, cost of revenue decreased 222 basis points to 35% from 38% in the year ago quarter.

The absolute year-on-year increase in cost of revenue was primarily driven by higher penetration of financed transactions in Argentina. This effect was partially offset by a slight decrease in the average interest rate in Argentina. Additionally, credit card merchant fee expense increased on greater transactions volume.

On an FX neutral basis, gross profit increased 34% to $111.3 million. As reported gross profit increased 14% YoY to $94.2 million in 4Q19.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	4Q19	4Q18	% Chg
Selling and marketing	$49.6	$42.9	16%
% of revenues	34.1%	32.4%	+167 bps
General and administrative	$26.0	$17.6	48%
% of revenues	17.8%	13.3%	+456 bps
Technology and product development	$18.7	$16.4	14%
% of revenues	12.8%	12.4%	+46 bps
Total operating expenses	$94.2	$76.9	23%
Total operating expenses as a % of revenues	64.7%	58.0%	+669 bps
Extraordinary Charges
One time severance expense	$0.5	–
Rebranding Charges
Selling and marketing (Excl. Extraordinary Charges)	$49.1	$42.9	14%
% of revenues	33.7%	32.4%	+133 bps
One time severance expense	$0.7
Bad Debt due to Exposure to Avianca Brasil	$2.0	–
General and administrative (Excl. Extraordinary Charges)	$23.3	$17.6	32%
% of revenues	16.0%	13.3%	+269 bps
One time severance expense	$1.0	–
Technology and product development (Excl. Extraordinary Charges)	$17.7	$16.4	8%
% of revenues	12.1%	12.4%	(21) bps
Total operating expenses (Excl. Extraordinary Charges)	$90.1	$76.9	17%
Total operating expenses as a % of revenues (Excl. Extraordinary Charges)	61.8%	58.0%	+381 bps

Total operating expenses in 4Q19 excluding the impact of Viajes Falabella and Extraordinary Charges increased 7% YoY to $81.3 million. This increase is associated with several projects underway including the development of the loyalty program.

Operating expenses in 4Q19 include two Extraordinary Charges: $2.2 million in restructuring related severance expense and $2.0 million in Avianca Brasil related bad debt. As reported Operating Expenses which include Viajes Falabella´s contribution this quarter and the Extraordinary Charges described above, operating expenses in 4Q19 increased 23% YoY to $94.2 million.

As a percentage of revenues, operating expenses excluding Extraordinary Charges, increased 381 basis points to 61.8% in 4Q19 from 58.0% in 4Q18.

● Selling and marketing (S&M) expense would have been $45.0 million, representing an increase of 5% when excluding Viajes Falabella and a one time charge. This increase reflects the launch of the Loyalty Program in Brazil, partially offset by efficiencies gained in Direct Marketing. Viajes Falabella’s added $4.1 million to the S&M expense in connection with the operational costs of its stores and telesales operations. Additionally, an Extraordinary Charge of $0.5 million related to severance payments was included in this cost line.

Excluding Extraordinary Charges on a per transaction basis, S&M expense increased to $17.2 per transaction in 4Q19 from $16.0 in 4Q18 mainly due to the inclusion of Viajes Falabella’s marketing costs. As a percentage of revenues, S&M expenses increased 133 basis points to 33.7% in 4Q19, from 32.4% in 4Q18.

● General and administrative (G&A) expense excluding Extraordinary Charges and the impact from Viajes Falabella would have increased 14% YoY to $20.1 million, mainly reflecting the impact of the export tax on services introduced in Argentina in January 2019 equivalent to $1.2 million in the quarter and an increase in variable compensation. This was partially offset by a reduction in personnel expenses and outsourced services.

Viajes Falabella accounted for $3.2 million and Extraordinary Charges for $2.7 million: $2.0 million in Avianca Brasil related bad debt and $0.7 million severance expense related. Excluding these two Extraordinary Charges, G&A as a percentage of revenues, increased 269 basis points to 16.0% in 4Q19 from 13.3% in 4Q18, reflecting the higher cost structure of Viajes Falabella’s offline operations.

● Technology and product development expenses would have decreased 1% if excluding Viajes Falabella’s impact of $1.5 million, and an Extraordinary Charge of approximately $1.0 million related to severance expenses.

Excluding Extraordinary Charges, and as a percentage of revenue, technology and product expenses declined by 21 basis points YoY to 12.1% reflecting higher cost dilution in the quarter.

Financial Income/Expenses

In the fourth quarter of 2019, the Company reported a net financial expense of $6.7 million compared to zero in 4Q18. The increase was primarily driven by intercompany foreign exchange losses and lower interest income from invested cash balances as a result of lower interest rates. Foreign exchange losses are non cash items given the balance of assets and liabilities in different currencies the company conducts in business. Amounts were partially offset by lower financial expenses as a result of a decrease in discounted amounts and discount rate in comparison to 4Q18.

Income Taxes

The company reported an income tax gain of $4.1 million in 4Q19, compared to an expense of $2.9 million in 4Q18. The effective tax rate in 4Q19 was 61%, compared to 49% in 4Q18. The variation is mainly driven by the reversal of a deferred tax allowance.

Adjusted EBITDA & Margin

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	4Q19	4Q18	% Chg
Net income/ (loss)	($2.6)	$3.0	(187%)
Add (deduct):
Financial expense, net	$6.7	$0.0	n.m.
Income tax expense	($4.1)	$2.9	(242%)
Depreciation expense	$1.1	$1.7	(35%)
Amortization of intangible assets	$5.1	$3.2	62%
Share-based compensation expense	$2.1	$3.1	(33%)
Adjusted EBITDA	$8.3	$13.9	(40%)
Adjusted EBITDA Margin	5.7%	10.5%	(477) bps
Extraordinary Charges
One time severance expense	($2.2)
Bad Debt	($2.0)
Charges from exposure to Avianca Brasil
Rebranding Charges
Adjusted EBITDA (Excl. Extraordinary Charges)	$12.5	$13.9	(10%)
Adjusted EBITDA Margin (Excl. Extraordinary Charges)	8.6%	10.5%	(190) bps

Reported Adjusted EBITDA was $8.3 million in 4Q19 compared to $13.9 million in 4Q18. This resulted in an Adjusted EBITDA margin of 5.7% for 4Q19, compared with 10.5% in the same quarter of the prior year. Excluding the Extraordinary Charges previously discussed, comparable Adjusted EBITDA was $12.5 million, 10% lower than 4Q18 and Adjusted EBITDA margin decreased 190 bps YoY to 8.6%.

Year-on-year comparable Adjusted EBITDA performance reflects increases in Operating Expenses, mainly due to the introduction of a new Export Tax in Argentina which impacts the G&A line. These higher costs were partly offset by a 14% increase in Gross Profit.

Balance Sheet and Cash Flow

The Company’s cash and treasury operations are managed locally while subsidiaries’ dividends are paid directly to Despegar in Delaware, U.S. Additionally, Despegar’s cash balance majority is held in US dollars in the US and UK. Despegar minimizes its foreign currency exposures by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at December 31, 2019 was $313.6 million. During the quarter, cash and cash equivalents increased by $13.5 million, while the total debt balance increased $1.2 million.

Despegar reported cash generation from operating activities of $15.3 million compared to a use of cash of $5.4 million in 4Q18. This cash generation vis a vis 4Q18 mainly resulted from a decline in the Company’s credit card receivable balance in the period driven by better collection terms, a decrease in other assets and prepaid expenses driven by a drop in incentives and commissions receivables and in advances to suppliers. This was partially offset by a decrease in travel supplier payables due to lower sales growth as compared to 4Q18.

During 4Q19, the Company’s operational capital expenditures, were mainly related to platform development.

Subsequent Events

Despegar Announces 10-year Commercial Partnership Agreement With Naranja in Argentina

On January 21, 2020, Despegar announced it had entered into a 10-year Commercial Partnership Agreement with Tarjeta Naranja S.A. (Naranja), the leading branded proprietary credit card issuer in Argentina, and subsidiary of Grupo Financiero Galicia S.A. Through this agreement, Despegar will provide a white label online marketplace to Naranja to jointly sell Despegar’s travel products and services to Naranja’s five million customers. Naranja will carry the credit risk and together with Despegar will share the financing cost on an equal basis.

Despegar Agrees to Acquire 100% of Best Day Travel Group

On January 27, 2020, Despegar announced it agreed to acquire 100% of Best Day Travel Group, one of the leading travel agencies in Mexico, for a total consideration of approximately US$136 million, subject to the occurrence of certain closing and business conditions.

A portion of the purchase price is payable on a deferred basis and includes a variable component of up to circa +/- 10% of the total consideration, based on future performance.

According to Best Day, during 2019, the Company recorded estimated unaudited pro forma revenue and EBITDA of approximately US$140 million and US$8 million, respectively, with online sales accounting for approximately 70% of total sales. Approximately 75% of revenue is generated in Mexico, further strengthening Despegar’s footprint in this country. The remaining revenue is generated mainly in Brazil, Argentina, U.S. and Canada. Packages, Hotels and Other Travel Products account for approximately 95% of revenue.

Best Day operates a cross-platform business model. In addition to its Business to Consumer business operated through its online platform, call centers and more than 200 kiosks, the company offers ground transportation, tours and activities across Mexico main destinations. On the B2B front, Best Day provides online wholesale travel products to agencies worldwide through its subsidiary HotelDO as well as white label services for major travel vendors, including exclusive partnerships with the largest Mexican airlines operating their packages platforms. Despegar expects to maintain the Best Day brands and network of kiosks as well as key executives.

Despegar restructures its fulfillment centers

On February 5, 2020 Despegar restructured its fulfilment centers outsourcing a relevant portion of the activities in connection with customer service. With this restructuring, Despegar expects to obtain significant savings in Cost of Revenues which will allow the company to invest in other core areas of its business.

Despegar launches Co-branded Card in Brazil jointly with Banco Santander.

On February 14, Despegar launched a Co-branded credit card in Brazil jointly with Banco Santander. With this new product, clients can accumulate points with every purchase and exchange them for any product at Despegar. Customers can request the card on Despegar’s platform and, once approved will be able to make their first purchase at Decolar immediately after, without the need to wait for delivery of the physical card. This is the first travel card in Brazil to offer this benefit, reinforcing Despegar’s market position as technology innovator and pioneer.

Recent Events

Argentina Imposes New Tax on Travel Purchases by Residents

On December 23, 2019 a new tax on purchases made in foreign currencies was introduced in Argentina. This new duty places a 30% tax on the following transactions:

● Purchases by Argentinean residents of foreign services through credit/debit cards; and

● Acquisitions by Argentinean residents of services to be provided outside the country, contracted through Travel and Tourism agencies - wholesale and / or retailers - based in the country.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

4Q19 Earnings Conference Call

When:	8:00 a.m. Eastern time, March 5, 2020
Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations
Dial-in:	1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)
Webcast:	CLICK HERE

Definitions and concepts

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: one-time events that resulted in non-ordinary expenses.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of each month of 2018 and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Revenue: The Company reports its revenue on a net basis, and in some cases on a gross basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appears in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 512,000 accommodation options, as well as more than 1,190 car rental agencies and approximately 326 destination services suppliers with more than 6,000 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month period ended December 31, 2019 (in thousands U.S. dollars, except as noted)

	4Q19	4Q18	% Chg
Revenue	$145,627	$132,515	10%
Cost of revenue	51,387	49,703	3%
Gross profit	94,240	82,812	14%
Operating expenses
Selling and marketing	49,604	42,925	16%
General and administrative	25,980	17,599	48%
Technology and product development	18,663	16,376	14%
Total operating expenses	94,247	76,900	23%

Operating income	(7)	5,912	(100%)
Net financial income (expense)	(6,705)	(18)	n.m.
Net income before income taxes	(6,712)	5,894	(214%)
Income tax expense	(4,067)	2,864	(242%)
Net income	(2,645)	3,030	(187%)

Basic EPS (in $)	(0.04)	0.04	(187%)
Diluted EPS (in $)	(0.04)	0.04	(188%)
Basic shares weighted average[1]	69,539	69,187
Diluted shares weighted average[1]	70,689	71,287
As a % of Revenues
Cost of revenue	35.3%	37.5%	(222) bps
Gross profit	64.7%	62.5%	+222 bps
Operating expenses
Selling and marketing	34.1%	32.4%	+167 bps
General and administrative	17.8%	13.3%	+456 bps
Technology and product development	12.8%	12.4%	+46 bps
Total operating expenses	64.7%	58.0%	+669 bps
Operating income	0.0%	4.5%	(447) bps
Net income before income taxes	-4.6%	4.4%	(906) bps
Net income	-1.8%	2.3%	(410) bps
1.In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259	$121,247	$132,515	$133,114	$114,087	$132,048	$145,627
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088	36,673	49,703	45,245	40,342	42,591	51,387
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171	84,574	82,812	87,869	73,745	89,457	94,240
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450	41,572	42,925	40,933	50,701	46,656	49,604
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986	17,130	17,599	20,638	21,254	25,090	25,980
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732	16,821	16,376	18,713	18,077	17,922	18,663
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168	75,523	76,900	80,284	90,032	89,668	94,247
Operating income	20,715	8,765	19,587	27,680	23,424	7,003	9,051	5,912	7,585	(16,287)	(211)	(7)
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)	(18)	(5,220)	(1,663)	(3,627)	(6,705)
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711	(1,975)	5,894	2,365	(17,950)	(3,838)	(6,712)
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240	(1,474)	3,030	1,886	(16,467)	(3,684)	(2,645)
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410	$8,292

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,496	$1,184,355	$1,092,287	$1,207,186	$1,157,512	$1,118,134	$1,177,728	$1,280,883
- YoY growth	54%	40%	32%	26%	21%	12%	(2%)	(4%)	(6%)	(6%)	8%	6%
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596	2,676	2,652	2,448	2,723	2,855
- YoY growth	30%	30%	25%	19%	18%	18%	13%	11%	5%	(6%)	5%	7%
Air	1,246	1,325	1,328	1,386	1,362	1,513	1,512	1,557	1,517	1,459	1,586	1,658
- YoY growth	34%	31%	22%	13%	9%	14%	14%	12%	11%	(4%)	5%	6%
Packages, Hotels & Other Travel Products	883	885	970	1,033	1,152	1,094	1,085	1,119	1,135	989	1,137	1,197
- YoY growth	25%	27%	29%	27%	30%	24%	12%	8%	(1%)	(10%)	5%	7%
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2	$46.7	$49.5	$50.2	$46.6	$48.5	$51.0
- YoY growth					3%	(12%)	(18%)	(21%)	(15%)	(5%)	4%	3%
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1	$33.4	$32.3	$32.8	$32.5	$32.3	$32.2
- YoY growth					(2%)	(22%)	(25%)	(32%)	(27%)	(8%)	(3%)	(0%)
Packages, Hotels & Other Travel Products	$73.5	$71.8	$76.2	$82.7	$76.2	$68.6	$65.2	$73.5	$73.5	$67.5	$71.1	$77.1
- YoY growth					4%	(4%)	(14%)	(11%)	(4%)	(2%)	9%	5%
ASPs	$479	$480	$486	$520	$490	$454	$421	$451	$436	$457	$433	$449
- YoY growth	18%	8%	6%	6%	2%	(5%)	(13%)	(13%)	(11%)	1%	3%	(1%)

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240	($1,474)	$3,030	$1,886	($16,467)	($3,684)	($2,645)
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292	11,026	18	5,220	1,663	3,627	6,705
Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338	1,676	845	2,683	2,036	1,094
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738	3,156	3,753	3,089	4,195	5,100
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393	3,124	2,999	3,192	3,390	2,105
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410	$8,292

Unaudited Consolidated Balance Sheets as of December 31, 2019 (in thousands U.S. dollars, except as noted)

	As of December 31, 2019	As of December 31, 2018
ASSETS
Current assets
Cash and cash equivalents	$309,187	$346,480
Restricted cash and cash equivalents	$4,457	$5,709
Accounts receivable, net of allowances	$213,551	$228,448
Related party receivable	19,555	8,653
Other current assets and prepaid expenses	69,694	68,471
Total current assets	616,444	657,761
Non-current assets
Other Assets	25,351	12,751
Restricted cash and cash equivalents	–	–
Right of use	7,890	–
Property and equipment net	21,205	19,716
Intangible assets, net	49,619	37,512
Goodwill	47,326	36,207
Total non-current assets	151,391	106,186
TOTAL ASSETS	767,835	763,947
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	54,495	42,353
Travel suppliers payable	206,954	185,450
Related party payable	86,602	83,904
Loans and other financial liabilities	19,209	31,162
Deferred Revenue	8,853	8,229
Other liabilities	57,119	33,270
Contingent liabilities	6,297	4,794
Lease liabilities	4,555	–
Total current liabilities	444,084	389,162
Non-current liabilities
Other liabilities	1,427	243
Contingent liabilities	54	1,968
Lease liabilities	3,034	–
Related party liability	125,000	125,000
Total non-current liabilities	129,515	127,211
TOTAL LIABILITIES	573,599	516,373

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	261,608	255,254
Additional paid-in capital	326,959	321,627
Other reserves	(728)	(728)
Accumulated other comprehensive income	1,175	3,051
Accumulated losses	(326,511)	(305,600)
Treasury Stock	(68,267)	(26,030)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	194,236	247,574
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	767,835	763,947

Unaudited Statements of Cash Flows for the three-month period ended December 31, 2019 and 2018 (in thousands U.S. dollars, except as noted)

	3 months ended December 31,		Twelve months ended December 31,

	2019	2018	2019	2018
Cash flows from operating activities
Net income	($2,645)	$3,030	($20,910)	$19,154
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	(2,231)	(2,565)	6,748	(1,088)
Depreciation expense	1,094	1,313	6,659	4,985
Amortization of intangible assets	5,100	3,156	16,137	10,140
Impairment of long live assets	–	363	–	363
Disposals of property and equipment	–	–	597	–
Stock based compensation expense	2,105	3,124	11,686	6,766
Interest and penalties	597	(103)	1,228	494
Income taxes	(5,408)	1,589	(9,666)	2,876
Allowance for doubtful accounts	2,343	749	4,294	1,062
Provision / (recovery) for contingencies	1,386	1,079	1,603	2,021
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	(16,437)	(36,805)	1,995	(54,705)
(Increase) / Decrease in related party receivables	(8,052)	(2,137)	(10,905)	(3,406)
(Increase) / Decrease in other assets and prepaid expenses	(7,394)	(15,914)	(14,916)	(61,302)
Increase / (Decrease) in accounts payable and accrued expenses	2,523	(4,062)	12,007	4,277
Increase / (Decrease) in travel suppliers payable	19,305	42,253	17,761	42,789
Increase / (Decrease) in other liabilities	14,688	(4,783)	24,531	3,309
Increase / (Decrease) in contingencies	(4)	(181)	(1,990)	(5,567)
Increase / (Decrease) in related party liabilities	8,333	(530)	3,678	4,203
Increase / (Decrease) in deferred revenue	(42)	4,989	628	6,009
Net cash flows provided by / (used in) operating activities	15,261	(5,435)	51,165	(17,620)
Cash flows from investing activities
Payments for acquired business, net of cash acquired	–	–	(228)	–
Acquisition of property and equipment	(800)	(4,692)	(8,362)	(13,085)
Increase of intangible assets including internal-use software and website development	(5,271)	(4,247)	(28,277)	(13,494)
(Increase) / Decrease in restricted cash and cash equivalents	–	–	–	–
Net cash (used in) /provided by investing activities	(6,071)	(8,939)	(36,867)	(26,579)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	1,920	621	(11,507)	24,637
Capital contributions	–	–	–	136
Lease obligations	589	–	(280)	–
Treasury Stock	–	(10,234)	(42,237)	(26,030)
Net cash (used in) / provided by financing activities	2,509	(9,613)	(54,024)	(1,257)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,836	(518)	1,181	(13,132)
Net increase / (decrease) in cash, cash equivalents and restricted cash	13,535	(24,505)	(38,545)	(58,588)
Cash, cash equivalents and restricted cash as of beginning of the period	300,109	376,694	352,189	410,777
Cash, cash equivalents and restricted cash as of end of the period	313,644	352,189	313,644	352,189

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2018 and applying them to the corresponding months in 2019, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month period ended December 31, 2019:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
4Q19 vs. 4Q18 - As Reported

	Argentina			Brazil			Rest of Latin America			Total
	4Q19	4Q18	% Chg.	4Q19	4Q18	% Chg.	4Q19	4Q18	% Chg.	4Q19	4Q18	% Chg.
Transactions ('000)	629	558	12.7%	1,105	1,085	1.8%	1,120	1,033	8.5%	2,855	2,676	6.7%
Gross Bookings	304.6	268.7	13.4%	492.5	496.0	(0.7%)	483.4	442.5	9.2%	1,280	1,207	6.1%
ASP ($)	484	481	0.6%	446	457	(2.5%)	431	429	0.7%	448	451	(0.6%)
Revenues										145.6	132.2	10.2%
Gross Profit										94.2	82.8	13.8%
4Q19 vs. 4Q18 - FX Neutral Basis

	Argentina			Brazil			Rest of Latin America			Total
	4Q19	4Q18	% Chg.	4Q19	4Q18	% Chg.	4Q19	4Q18	% Chg.	4Q19	4Q18	% Chg.
Transactions ('000)	629	558	12.7%	1,105	1,085	1.8%	1,120	1,033	8.5%	2,855	2,676	6.7%
Gross Bookings	487	269	81.1%	532	496	7.3%	498	443	12.5%	1,517	1,207	25.6%
ASP ($)	773	481	60.7%	482	457	5.4%	444	429	3.7%	531	451	17.8%
Revenues										177	133	33.8%
Gross Profit										111	83	34.4%

Contacts

IR
Natalia Nirenberg
Investor Relations
(+54911) 26684490
natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: March 5, 2020